UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

11020035

ROVAL
3235-0123
April 30, 2013
Estimated average burden
hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51241

MAR 01 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DRW Securities, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. Madison Street, Suite 2500
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Lange — (312) 542.1011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **James B. Lange**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **DRW Securities, LLC** as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
AMY KINNEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/14

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Member
DRW Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of DRW Securities, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DRW Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

DRW Securities, LLC

Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 618,787
Receivable from clearing brokers	106,019,993
Securities owned, at fair value	684,191,759
Stock and memberships in exchanges owned, at cost (fair value $1,261,223)	1,531,763
Receivables from affiliated companies	426,128
Other assets	75,663
Total assets	$ 792,864,093
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 697,869,816
Payables to affiliated companies	10,269,031
Note payable - affiliate	41,000,000
Other accrued expenses	71,140
	749,209,987
Liabilities subordinated to claims of general creditors	3,000,000
Member's Equity	40,654,106
Total liabilities and member's equity	$ 792,864,093

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Securities, LLC (the Company) is an Illinois limited liability company and a wholly owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a Chicago Board Options Exchange (CBOE) member firm that engages in proprietary trading activities.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions are recorded on the trade-date basis as if they had settled. Profits and losses arising from all proprietary trading activities are recorded on the trade-date basis with unrealized gains and losses reflected in proprietary trading revenue.

The Company recognizes interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as applicable.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Stock and memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchanges and provide the right to conduct business on the exchanges are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred in 2010.

Memberships in exchanges not held for operating purposes are carried at fair value and are included in securities owned.

Gains and losses on memberships are computed based upon specific identification.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

FASB Accounting Standards Codification Topic 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007. For the year ended December 31, 2010, management has determined that there are no material uncertain tax positions.

Note 2. Receivable from Clearing Brokers

The Company clears its proprietary transactions through other broker-dealers. Receivables from clearing brokers consist of cash and other amounts due to the Company from proprietary transactions.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 3. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, equity options, futures, options on futures, and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Fixed income securities, which include U.S. Treasury obligations and corporate bonds, are recorded at fair value based on broker or dealer quotations, or alternative pricing sources with reasonable levels of transparency. These financial instruments are classified as Level 1 in the fair value hierarchy.

Corporate convertible securities are valued by management using a methodology that initially considers the securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. These financial instruments are classified as Level 2 in the fair value hierarchy.

Investments in exchange memberships, which exclude those exchange memberships used for operating purposes, are valued by management based on the most recent bid, offer and last sale prices. If there has been a sale within 30 days of the measurement date, management uses the average of the bid, offer and last sale prices. If there has not been a sale within 30 days of the measurement date, management uses the average of the bid and offer prices. These financial instruments are classified as Level 3 in the fair value hierarchy.

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable. Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. These financial instruments are classified as Level 3 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Exchange-traded funds	$ 238,698,012	$ 238,698,012	$ -	$ -
Equity options	323,143,986	323,143,986	-	-
Equity securities	25,782,857	25,782,857	-	-
Options on futures contracts	18,310,700	18,310,700	-	-
Fixed income securities	72,177,736	72,177,736	-	-
Corporate convertible securities	3,578,468	-	3,578,468	-
Private placements	2,500,000	-	-	2,500,000
Receivables from clearing broker				
Futures contracts	(1,518,171)	(1,518,171)	-	-
	$ 684,191,759	$ 678,113,291	$ 3,578,468	$ 2,500,000
Liabilities				
Securities sold, not yet purchased				
Equity options	$ 317,454,167	$ 317,454,167	$ -	$ -
Exchange-traded funds	149,008,130	149,008,130	-	-
Options on futures contracts	16,465,332	16,465,332	-	-
Equity securities	96,460,916	96,460,916	-	-
Fixed income securities	115,173,705	115,173,705	-	-
Corporate convertible securities	3,307,566	-	3,307,566	-
	$ 697,869,816	$ 694,562,250	$ 3,307,566	$ -

Note 4. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a subordinated borrowing agreement with an affiliated entity in the amount of $3,000,000. The subordinated borrowing bears interest at the Federal Funds Effective Rate plus 0.625 percent and is scheduled to mature on March 15, 2011. Management intends to extend the term of the subordinated borrowing.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRWH whereby all other operating expenses, totaling $34,915,785 for the year ended December 31, 2010, are paid by DRWH and charged to the Company based on a series of usage factors. At December 31, 2010, payables to affiliated companies on the statement of financial condition of $10,269,031 related to this agreement.

The Company has unsecured promissory notes with an affiliated entity totaling $41,000,000, which is utilized as margin for its proprietary trading activities. The notes bear no interest, and are payable beginning January 8, 2012. At December 31, 2010, the fair value of the unsecured promissory notes is approximately $40,594,000. On February 25, 2011, the Company repaid $31,000,000 of the outstanding promissory notes.

Note 6. Derivative Financial Instruments, Guarantees and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives as well as interest rate securities and their derivatives. Derivatives include options on equities and indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at a contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of, securities or specified financial futures contracts at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities or financial futures contracts, which can be used to settle these obligations.

Note 6. Derivative Financial Instruments, Guarantees and Concentrations of Credit Risk (Continued)

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

The Company maintains its cash deposits with a financial institution. On occasion, these deposits will exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 7. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures, equity options and options on futures. As a market maker and liquidity provider in various markets, the Company's activities employ a variety of trading strategies such that the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company may also employ arbitrage trading strategies. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

These derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2010, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2010		Gross Liability Derivatives at Fair Value December 31, 2010	
Equity index contracts				
Equity options	$ 323,143,986	(1)	$ 317,454,167	(3)
Options on futures	18,310,700	(1)	16,465,332	(3)
Futures	(1,403,727)	(2)	-	
Fixed income contracts				
Futures	(195,922)	(2)	-	
Energy contracts				
Futures	74,370	(2)	-	
Currency contracts				
Futures	7,108	(2)	-	
	$ 339,936,515		$ 333,919,499	

(1) - Included in Securities owned, at fair value on the statement of financial condition

(2) - Included in Receivable from clearing brokers on the statement of financial condition

(3) - Included in Securities sold, not yet purchased, at fair value on the statement of financial condition

Note 8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2010, the Company had net capital of $34,752,804, which was $34,502,084 in excess of its required net capital of $250,000.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

DRW Securities, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.